                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                        PHOENIX INFORMATION SYSTEMS CORP.
                        ---------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                        ---------------------------------
                         (Title of Class of Securities)

                                    719077109
                        ---------------------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 872-1000
                        ---------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 7, 1995
                        ---------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        Continued on following page(s)
                              Page 1 of 26 Pages
                            Exhibit Index: Page 27

                                  SCHEDULE 13D

CUSIP NO. 719077109                                           PAGE 2 OF 26 PAGES

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 S-C Phoenix Partners

2        Check the Appropriate Box If a Member of a Group*
                                                   a.  / x /
                                                   b.  /   /

3        SEC Use Only

4        Source of Funds*

                 AF

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e) /   /

6        Citizenship or Place of Organization

                 New York

                          7       Sole Voting Power
  Number of                                19,909,999
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 0
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  19,909,999
    With
                          10      Shared Dispositive Power
                                           0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           19,909,999

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                            /   /

13       Percent of Class Represented By Amount in Row (11)

                                  38.71%

14       Type of Reporting Person*

                 PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 719077109                                           PAGE 3 OF 26 PAGES

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 Quantum Industrial Partners LDC

2        Check the Appropriate Box If a Member of a Group*
                                                   a.  / x /
                                                   b.  /   /

3        SEC Use Only

4        Source of Funds*

                 WC

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e) /   /

6        Citizenship or Place of Organization

                 Cayman Islands

                          7       Sole Voting Power
  Number of                                 1,000,000
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 19,909,999
    Each
  Reporting               9       Sole Dispositive Power
   Person                                   1,000,000
    With
                          10      Shared Dispositive Power
                                           19,909,999

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                           20,909,999

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                            /   /

13       Percent of Class Represented By Amount in Row (11)

                                  40.65%

14       Type of Reporting Person*

                 CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 719077109                                           PAGE 4 OF 26 PAGES

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 S-C Phoenix Holdings, L.L.C.

2        Check the Appropriate Box If a Member of a Group*
                                                   a.  / x /
                                                   b.  /   /

3        SEC Use Only

4        Source of Funds*

                 AF

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e) /   /

6        Citizenship or Place of Organization

                 Delaware

                          7       Sole Voting Power
  Number of                                 1,000,000
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 19,909,999
    Each
  Reporting               9       Sole Dispositive Power
   Person                                   1,000,000
    With
                          10      Shared Dispositive Power
                                           19,909,999

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                           20,909,999

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                            /   /

13       Percent of Class Represented By Amount in Row (11)

                                  40.65%

14       Type of Reporting Person*

                 OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 719077109                                           PAGE 5 OF 26 PAGES

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 QIH Management Investor, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                   a.  / x /
                                                   b.  /   /

3        SEC Use Only

4        Source of Funds*

                 AF

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e) /   /

6        Citizenship or Place of Organization

                 Delaware

                          7       Sole Voting Power
  Number of                                0
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 20,909,999
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  0
    With
                          10      Shared Dispositive Power
                                           20,909,999

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           20,909,999

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                            /   /

13       Percent of Class Represented By Amount in Row (11)

                                  40.65%

14       Type of Reporting Person*

                 PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 719077109                                           PAGE 6 OF 26 PAGES

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 QIH Management, Inc.

2        Check the Appropriate Box If a Member of a Group*
                                                   a.  / x /
                                                   b.  /   /

3        SEC Use Only

4        Source of Funds*

                 AF

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e) /   /

6        Citizenship or Place of Organization

                 Delaware

                          7       Sole Voting Power
  Number of                                0
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 20,909,999
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  0
    With
                          10      Shared Dispositive Power
                                           20,909,999

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           20,909,999

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                            /   /

13       Percent of Class Represented By Amount in Row (11)

                                  40.65%

14       Type of Reporting Person*

                 CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 719077109                                           PAGE 7 OF 26 PAGES

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 George Soros

2        Check the Appropriate Box If a Member of a Group*
                                                   a. / x /
                                                   b. /   /

3        SEC Use Only

4        Source of Funds*

                 PF

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e) /   /

6        Citizenship or Place of Organization

                 United States

                          7       Sole Voting Power
  Number of                                0
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 21,909,999
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  0
    With
                          10      Shared Dispositive Power
                                           21,909,999

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           21,909,999

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                            /   /

13       Percent of Class Represented By Amount in Row (11)

                                  42.60%

14       Type of Reporting Person*

                 IA; IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 719077109                                           PAGE 8 OF 26 PAGES

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 Winston Partners, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                   a.  / x /
                                                   b.  /   /

3        SEC Use Only

4        Source of Funds*

                 WC

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e) /   /

6        Citizenship or Place of Organization

                 Delaware

                          7       Sole Voting Power
  Number of                                0
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 20,909,999
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  0
    With
                          10      Shared Dispositive Power
                                           20,909,999

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           20,909,999

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                            /   /

13       Percent of Class Represented By Amount in Row (11)

                                  40.65%

14       Type of Reporting Person*

                 PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 719077109                                           PAGE 9 OF 26 PAGES

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 Chatterjee Fund Management, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                   a.  / x /
                                                   b.  /   /

3        SEC Use Only

4        Source of Funds*

                 AF

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e) /   /

6        Citizenship or Place of Organization

                 Delaware

                          7       Sole Voting Power
  Number of                                0
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 20,909,999
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  0
    With
                          10      Shared Dispositive Power
                                           20,909,999

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           20,909,999

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                            /   /

13       Percent of Class Represented By Amount in Row (11)

                                  40.65%

14       Type of Reporting Person*

                 IA; PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 719077109                                          PAGE 10 OF 26 PAGES

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 Purnendu Chatterjee

2        Check the Appropriate Box If a Member of a Group*
                                                   a.  / x /
                                                   b.  /   /

3        SEC Use Only

4        Source of Funds*

                 AF

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e) /   /

6        Citizenship or Place of Organization

                 United States

                          7       Sole Voting Power
  Number of                                0
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 20,909,999
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  0
    With
                          10      Shared Dispositive Power
                                           20,909,999

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           20,909,999

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                            /   /

13       Percent of Class Represented By Amount in Row (11)

                                  40.65%

14       Type of Reporting Person*

                 IA; IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 5 to Schedule 13D relates to the shares of Common Stock, $.01 par value (the "Shares"), of Phoenix Information Systems Corp. (the "Issuer"). The address of the principal executive offices of the Issuer is 100 Second Avenue South, Suite 1100, St. Petersburg, Florida 33701. This Amendment No. 5 amends the initial statement on Schedule 13D dated December 16, 1994 and all prior amendments thereto (collectively, the "Initial Statement"). This Amendment No. 5 is being filed to report the execution by the Issuer and certain of the Reporting Persons of certain agreements pursuant to which, among other things, Phoenix Holdings and Quantum Industrial (each as defined herein) have each received warrants to purchase up to 1,000,000 Shares. This
Amendment No. 5 contains certain information previously disclosed on
Schedule 13D as it is the first amendment to be filed on EDGAR. The information set forth in the Initial Statement is amended and restated as set forth herein.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

         (i)     S-C Phoenix Partners ("Phoenix Partners");

         (ii)    Quantum Industrial Partners LDC ("Quantum Industrial");

         (iii)   S-C Phoenix Holdings, L.L.C. ("Phoenix Holdings");

         (iv)    QIH Management Investor, L.P. ("QIHMI");

         (v)     QIH Management, Inc. ("QIH Management");

         (vi)    Mr. George Soros ("Mr. Soros");

         (vii)   Winston Partners, L.P. ("Winston");

         (viii)  Chatterjee Fund Management, L.P. ("CFM"); and

         (ix)    Dr. Purnendu Chatterjee ("Dr. Chatterjee").

                              The Reporting Persons

Phoenix Partners and Phoenix Holdings

         Phoenix Partners is a New York general partnership with its principal place of business at 888 Seventh Avenue, New York, New York 10106. Phoenix Partners was formed primarily to invest in the issuer. Quantum Industrial and Phoenix Holdings are the only partners of Phoenix Partners.

         Phoenix Holdings is a Delaware limited liability company with its principal place of business at 888 Seventh Avenue, New York, New York 10106. Phoenix Holdings was formed as a general investment partnership. Mr. Soros and Winston are the managing members of Phoenix Holdings. W. James Peet ("Mr. Peet"), an employee of Chatterjee Management Company, a Delaware corporation controlled by Dr. Chatterjee ("CMC"), is a non-managing member of Phoenix Holdings.

         Neither Phoenix Partners nor Phoenix Holdings has, during the past five years, been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Quantum Industrial, QIHMI, QIH Management and Mr. Soros

         Quantum Industrial, a general partner of Phoenix Partners, is a Cayman Islands exempted limited duration company with its principal address at Kaya Flamboyan 9, Curacao, Netherlands Antilles. Quantum Industrial is a private investment fund which is engaged in a variety of direct and indirect investments. Current information concerning the identity and background of the directors and officers of Quantum Industrial is set forth in Annex B hereto, which is incorporated by reference in response to this Item 2.

         QIHMI, a Delaware limited partnership, is vested with investment discretion with respect to the portfolio assets held for the account of Quantum Industrial pursuant to a management agreement with Quantum Industrial. The principal business of QIHMI is to provide management and advisory services to, and to invest in, Quantum Industrial. QIH Management, a Delaware corporation of which Mr. Soros is the sole shareholder, is the general partner of QIHMI. QIHMI and QIH Management have their principal offices at 888 Seventh Avenue, New York, New York 10106. QIHMI, by reason of its investment discretion over the securities owned by Quantum Industrial, and QIH Management, as the sole general partner of QIHMI, may each be deemed the beneficial holder of securities (including the Shares) held by Quantum Industrial for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act").

         Mr. Soros is the sole shareholder and person ultimately in control of QIH Management. The principal occupation of Mr. Soros, a United States citizen, is his direction of the activities of QIH Management and Soros Fund Management ("SFM"), an investment advisor of which Mr. Soros is the sole proprietor. Mr. Soros has his principal office at 888 Seventh Avenue, New York, New York 10106. Information concerning the identity and background of the Managing Directors of SFM is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2. Pursuant to regulations promulgated under Section 13(d) of the 1934 Act, Mr. Soros (as the sole shareholder of QIH Management and the person ultimately in control of QIH Management) may be deemed a "beneficial owner" of securities, including the Shares, held for the account of Quantum Industrial as a result of QIH Management's position as the general partner of QIHMI.

         During the past five years, none of Quantum Industrial, QIHMI, QIH Management nor Mr. Soros has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.

Winston, CFM and Dr. Chatterjee

         Winston is a Delaware limited partnership which is principally engaged in investing in securities. CFM is a Delaware limited partnership and the general partner of Winston. The sole business purpose of CFM is to serve as the sole general partner of Winston. The principal office of Winston and CFM is located at 888 Seventh Avenue, New York, New York 10106. During the past five years, neither Winston nor CFM has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         Dr. Chatterjee is the sole general partner of CFM, the sole general partner of Winston. The principal occupation of Dr. Chatterjee, a United States citizen, is as an investment manager. Dr. Chatterjee's principal business address is located at 888 Seventh Avenue, New York, New York 10106.

         On January 13, 1993, the Securities and Exchange Commission (the "Commission") filed a civil complaint in the United States District Court for the District of Massachusetts against certain defendants, including Dr. Chatterjee, wherein the Commission alleged that Dr. Chatterjee engaged in conduct in violation of, or aided and abetted certain alleged violations of, Sections 10(b) and 14(e) of the 1934 Act and certain rules promulgated thereunder. Dr. Chatterjee settled the Commission's action on the same date it was filed without admitting or denying the allegations of the complaint. Dr. Chatterjee consented to the entry of a final judgment restraining and enjoining him from inter alia, violating, or aiding and abetting violations of, Sections 10(b) and 14(e) of the 1934 Act and the rules promulgated thereunder. Dr. Chatterjee also agreed to pay a civil penalty of $643,855. During the past five years, Dr. Chatterjee, has not been convicted in any criminal proceeding.

         Pursuant to regulations promulgated under Section 13(d) of the 1934 Act, Dr. Chatterjee, as the sole general partner of CFM and the person ultimately in control of Winston, and CFM, as the sole general partner of Winston, may each be deemed a "beneficial owner" of securities, including the Shares, held by Winston.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On December 9, 1994, Phoenix Partners and the Issuer entered into a Note Purchase Agreement (the "Note Purchase Agreement") pursuant to which Phoenix Partners was to purchase from the Issuer up to an aggregate of $10 million of convertible notes (the "Notes") in the amounts and upon the terms specified in the Note Purchase Agreement, a copy of which is attached as Exhibit D to the Initial Statement. Concurrent with the execution of the Note Purchase Agreement, Phoenix Partners purchased from the Issuer the Tranche A Notes (as defined in the Note Purchase Agreement) in the aggregate principal amount of $3 million.

         Concurrent with the execution of the Note Purchase Agreement, Phoenix Partners purchased 1,360,000 Shares from Robert P. Gordon ("Gordon"), the chief executive officer and founder of the Issuer, pursuant to the terms of a Stock Purchase Agreement (the "Stock Purchase Agreement"), a copy of which is attached as Exhibit F to the Initial Statement. The aggregate purchase price for the 1,360,000 Shares was $1,224,000.

         On February 17, 1995, Phoenix Partners purchased from the Issuer the Tranche B Notes in the principal amount of $1,200,000 pursuant to the terms of the Note Purchase Agreement.

         On March 15, 1995, the Issuer and Phoenix Partners executed a letter agreement (the "Letter Agreement"), a copy of which is attached as Exhibit M to Amendment No. 2 to the Initial Statement, pursuant to which Phoenix Partners purchased from the Issuer a Tranche C Note in the principal amount of $1,000,000. As a result of the purchase of the Tranche C Note in the principal amount of $1,000,000.

         In addition to warrants issued pursuant to the Warrant Agreement, on March 15, 1995, the Issuer issued to Phoenix Partners a three-year warrant (the "Second Warrant Agreement") to purchase 2,500,000 Shares at a purchase price of $2.00 per Share. A copy of the Second Warrant Agreement is attached as Exhibit N to Amendment No. 2 to the Initial Statement.

         As of August 3, 1995, Phoenix Partners and the Issuer entered into a letter agreement (the "August Letter Agreement"), a copy of which is attached as Exhibit O to Amendment No. 3 to the Initial Statement, which modified the Note Purchase Agreement and pursuant to which Phoenix Partners purchased from the Issuer the remaining $200,000 Tranche C Note and a $150,000 Tranche D Note.

         As of September 15, 1995, Phoenix Partners and the Issuer entered into a letter agreement (the "September Letter Agreement"), a copy of which is attached as Exhibit S to Amendment No. 4 to the Initial Statement and the terms of which are more fully described in Item 4 hereto, which modified the Note Purchase Agreement and certain other agreements related thereto. Pursuant to the September Letter Agreement, Phoenix Partners, among other things, purchased from the Issuer a Tranche D Note in the principal amount of $1,200,000.

         Phoenix Partners received (i) the $3,000,000 to purchase the Tranche A Notes, (ii) the $1,224,000 to purchase the 1,360,000 Shares from Gordon, (iii) the $1,200,000 to purchase the Tranche B Notes, (iv) the $1,000,000 to purchase the Tranche C Note, (v) the $200,000 to purchase the $200,000 Tranche C Note,
(vi) the $150,000 to purchase the $150,000 Tranche D Note and (vii) the $1,200,000 to purchase the $1,200,000 Tranche D Note from its partners. The partners of Phoenix Partners advanced the subject funds out of working capital or personal funds.

ITEM 4.  PURPOSE OF TRANSACTION.

         Phoenix Partners acquired the Tranche A Notes (and the Shares into which the Tranche A Notes were converted) for investment purposes and pursuant to the terms of the Note Purchase Agreement. The Note Purchase Agreement provided for outstanding principal on the Notes to bear interest at the Eurodollar Rate and to be due on the first anniversary of each Note and quarterly thereafter. The Tranche A Notes were convertible into Shares at the option of Phoenix Partners upon the occurrence of certain conditions and were to be automatically converted into Shares at the rate of $0.50 per Share upon the first to occur of the following: (i) the listing of the Shares on The NASDAQ Stock Market Small-Cap or the National Market System; (ii) the achievement of certain operating targets set forth in the Note Agreement; and (iii) the expiration of six months from the date of the purchase by Phoenix Partners of the full $10 million aggregate amount of Notes.

         The Note Purchase Agreement required the Issuer to offer Phoenix Partners additional tranches of Notes upon the achievement by the Issuer of certain operational targets. The Issuer was permitted to request that Phoenix Partners purchase additional Notes notwithstanding the failure to occur of the stated operational targets, but any rejection of such a request would not diminish Phoenix Partners' rights under the Note Purchase Agreement. Phoenix Partners has no obligation to purchase additional Notes. The Issuer has an obligation to offer the additional Notes upon the occurrence of certain conditions and, as set forth in the Note Purchase Agreement, the Notes were anticipated to be offered according to the following schedule:


                                             Anticipated                Rate of
Note                      Amount           Date of Issuance      Conversion into Shares
----                      ------           ----------------      ----------------------
Tranche B                 $1,200,000           01/31/95                   $0.60
Tranche C                 $1,200,000           03/31/95                   $0.60
Tranche D                 $2,500,000           06/30/95                   $1.00
Tranche E                 $2,100,000           10/31/95                   $1.50

         The conversion rate of each of the tranches and the timing of purchase, if any, were subject to adjustment upon the occurrence of certain conditions set forth in the Note Purchase Agreement. If Phoenix Partners did not purchase all the Notes offered to it, the Issuer had the option to purchase all, but not less than all, of the Notes previously sold by the Issuer, together with all, but not less than all, of the Shares into which the Notes may have been converted, together with all of the Shares purchased by Phoenix Partners pursuant to the Stock Purchase Agreement. In the event that the Issuer proposed to issue any additional Shares or securities convertible into Shares, Phoenix Partners had the right to purchase, on the same terms and conditions of such proposed issuance, an amount of Shares sufficient to permit Phoenix Partners to maintain ownership of that percentage of outstanding Shares which Phoenix Partners owned on a fully diluted basis immediately prior to such proposed issuance.

         Pursuant to the terms of the Note Purchase Agreement, Phoenix Partners is entitled to propose one person to serve on the Board of Directors of the Issuer and, after the purchase by Phoenix Partners of Notes in the aggregate amount of $10 million, Phoenix Partners was to become entitled to propose such number of directors to the Board of Directors as is necessary to provide Phoenix Partners with proportionate representation on the Board of Directors. On March 15, 1995, Peet agreed to join the Issuer's Board of Directors.

         In connection with the execution of the Note Purchase Agreement, Phoenix Partners and the Issuer entered into a warrant agreement (the "Warrant Agreement") dated as of December 9, 1994. A copy of the Warrant Agreement is attached as Exhibit E to the Initial Statement. The Warrant Agreement provided for the purchase of Shares by Phoenix Partners at $3.00 per share in an amount equal to (A) the product of (i) 4,000,000 multiplied by (ii) a fraction, the numerator of which was the aggregate principal amount of the Notes purchased by Phoenix Partners and the denominator of which is $10,000,000, minus (B) the aggregate number of warrants which have been exercised by Phoenix Partners prior to such time.

         Concurrent with the execution of each of the Note Purchase Agreement and the Warrant Agreement, Phoenix Partners entered into the Stock Purchase Agreement with Gordon. Pursuant to the Stock Purchase Agreement, Gordon agreed that, until the earlier of three years from the date of the Stock Purchase Agreement and the date on which Phoenix Partners ceases to own at least 5% of the outstanding Shares, he will vote Shares held by him and use his best efforts to cause others to vote (i) in favor of directors designated by Phoenix Partners and (ii) to amend the Issuer's Certificate of Incorporation to provide authorization for the issuance of up to 80 million Shares.

         On February 17, 1995, Phoenix Partners purchased from the Issuer the Tranche B Notes in the principal amount of $1,200,000 pursuant to the terms of the Note Purchase Agreement. Phoenix Partners acquired the Tranche B Notes (and the Shares into which the Tranche B Notes were converted) for investment purposes and pursuant to the terms of the Note Purchase Agreement. As a result of the purchase of the Tranche B Notes in the principal amount of $1,200,000, Phoenix Partners received warrants to purchase an additional 480,000 Shares pursuant to the Warrant Agreement.

         On March 15, 1995, Phoenix Partners and the Issuer executed the Letter Agreement. Concurrent therewith and in accordance with the terms of the Letter Agreement, the Tranche A Note was converted into 6,000,000 Shares, the Tranche B Note was converted into 2,000,000 Shares and the $1,000,000 Tranche C Note purchased on March 15, 1995 was converted into 1,666,666 Shares.

         On August 3, 1995, Phoenix Partners acquired the remaining $200,000 Tranche C Note and the $150,000 Tranche D Note (and the Shares into which such notes were convertible) for investment purposes and pursuant to the terms of the Note Purchase Agreement and the August Letter Agreement. The remaining $200,000 Tranche C Note and the $150,000 Tranche D Note were convertible into Shares at the option of the Issuer upon the System being in Commercial Operation (as each term is defined in the Letter Agreement) in China in connection with an airline of comparable size to Hainan Airlines, a company organized under the laws of the People's Republic of China ("Hainan"). The remaining $200,000 Tranche C Note and the $150,000 Tranche D Note are convertible into Shares at the rate of $0.72 per Share should Phoenix Partners fail to purchase additional Notes from the Issuer upon receipt of a request from the Issuer to so purchase.

         The August Letter Agreement amended the Warrant Agreement to provide that 175,000 warrants became immediately exercisable on August 3, 1995 and an additional 175,000 warrants would become exercisable at the end of each 30-day period thereafter, if at the end of such period the System is not in Commercial Operation; provided, however, that in no event would more than 4,000,000 warrants be exercisable pursuant to the Warrant Agreement.

         The August Letter Agreement provided that if the System had not been installed in China in connection with an airline of comparable size to Hainan Airlines and/or the System was not operational within 90 days of August 3, 1995, the Issuer would issue to Phoenix Partners warrants (the "Additional Warrants") to purchase 140,000 Shares at an exercise price of (i) 0.85 multiplied by (ii) the lowest average weekly closing price of the Shares during the ninety day period commencing on August 3, 1995.

         As of September 15, 1995, Phoenix Partners and the Issuer entered into the September Letter Agreement. Pursuant to the September Letter Agreement, Phoenix Partners purchased a Tranche D Note in the principal amount of $1,200,000 and converted such Tranche D Note into 1,200,000 Shares. A copy of the form of Tranche D Note is attached as Exhibit T to Amendment No. 4 to the Initial Statement. The Tranche D Note was converted into Shares at a conversion price of $1.00 per Share, resulting in the receipt by Phoenix Partners of 1,200,000 Shares. However, the Issuer agreed that should it fail to meet certain operational targets by January 15, 1996, the conversion price would be adjusted so that the conversion will have deemed to have occurred at a lower price, with an absolute minimum conversion price of $0.60 per Share.

Upon any deemed change in the conversion price in the Tranche D Note purchased and converted on September 15, 1995, the Issuer will issue to Phoenix Partners certificates representing such additional Shares.

         In addition to the purchase of the Tranche D Note in the principal amount of $1,200,000 pursuant to the September Letter Agreement, Phoenix Partners converted the Tranche C Note in the principal amount of $200,000 and the Tranche D Note in the principal amount of $150,000 into 333,333 Shares and 250,000 Shares, respectively. Further, Phoenix Partners was granted warrants (the "Second Conversion Warrants") to purchase up to 600,000 Shares at $4.00 per Share at any time prior to September 15, 1998. A copy of the agreement relating to the Second Conversion Warrants is attached as Exhibit U to Amendment No. 4 to the Initial Statement.

         The September Letter Agreement further amended the Warrant Agreement to provide that all 4,000,000 warrants became immediately exercisable and will remain so during the Exercise Period (as defined in the Warrant Agreement).

         In consideration of the issuance of the Second Conversion Warrants, Phoenix Partners agreed that the Additional Warrants to be issued pursuant to the August Letter Agreement would be issued only if the System has not been installed in China in connection with an airline of comparable size to Hainan Airlines and/or the System is not operational on or before January 15, 1996.

         American Aviation Limited ("AA"), a limited life company organized under the laws of Mauritius and owned equally by Phoenix Holdings and Quantum Industrial, has agreed to acquire 25% of the equity of Hainan. On December 7, 1995, the Issuer, Phoenix Holdings and Quantum Industrial executed an options agreement (the "Options Agreement"), a copy of which is attached hereto as
Exhibit V which (i) grants to the Issuer the option (the "Call Option") to acquire a 50% interest (in whole but not in part) in AA and (ii) grants to Phoenix Holdings and Quantum Industrial the option to sell (the "Put Option") to the Issuer up to their entire interest in AA.

         The Issuer's Call Option is exercisable for a period of one year from the date of the acquisition by AA (the "Acquisition Date") of a 25% interest in Hainan. The exercise price of the Call Option has been set at $15 million. The Put Option is exercisable in increments of 50% during the period from the second anniversary of the Acquisition Date through the fifth anniversary of the Acquisition Date. The Put Option exercise price shall be determined in accordance with certain calculations set forth in the Options Agreement.

         The Options Agreement provides under certain circumstances, the constituent documents of AA shall be amended to provide that, notwithstanding the percentage interest of each of the shareholders in AA, AA will distribute all dividends in respect of AA shares according to certain calculations set forth in the Options Agreement.

         In consideration of the issuance by Phoenix Holdings and Quantum Industrial of the Call Option, the Issuer issued to each of Phoenix Holdings and Quantum Industrial warrants to purchase 1,000,000 Shares pursuant to the warrant agreement attached hereto as Exhibit W (the "Four Dollar Warrant Agreement") and shall issue warrants to purchase 1,000,000 Shares pursuant to the warrant agreement attached hereto as Exhibit X (the "Three-Year Warrant Agreement").

         The Four Dollar Warrant Agreement provides for the exercise of warrants at $4.00 per Share for the period beginning on December 18, 1995 and ending on the earlier of (i) 120 days after December 18, 1995 and (ii) 25 days subsequent to the Acquisition Date.

         The Three-Year Warrant Agreement provides for the exercise of warrants from the second anniversary of the Acquisition Date through the fifth anniversary of the Acquisition Date at a price per Share equal to 85% of the Market Price (as defined in the Three-Year Warrant Agreement) of the Shares averaged over the 10 business days prior to the Acquisition Date through the 20 business days subsequent to the Acquisition Date. If AA fails to complete the acquisition of the equity of Hainan, the Issuer will have no obligations under the Three-Year Warrant Agreement.

         Both the Four Dollar Warrant Agreement and the Three-Year Warrant Agreement provide for adjustments to the number of Shares to be purchased or the exercise price thereof should the Issuer's capital structure be modified. In addition, both the Four Dollar Warrant Agreement and the Three-Year Warrant Agreement provide that all warrants shall be deemed to have been exercised if the Issuer is liquidated in accordance with its Certificate of Incorporation.

         Phoenix Partners, Phoenix Holdings and Quantum Industrial have acquired all of the securities described herein as having been acquired for its account for investment purposes and pursuant to the terms of each of the documents discussed herein and in the Initial Statement.

         Except as set forth above and as contemplated by the Stock Purchase Agreement, none of the Reporting Persons has any present plans or proposals that would result in any change in the business, policies, management, structure or capitalization of the Issuer. The Reporting Persons reserve the right to acquire additional securities of the Issuer, to dispose of such securities at any time, or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of their general investment and trading policies, market conditions and other factors.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

         (a) (i) The aggregate number of Shares of which Phoenix Partners may be deemed the beneficial owner is 19,909,999 (approximately 38.71% of the total number of Shares which would be outstanding assuming the exercise or conversion by the Reporting Persons of all of the convertible securities that they hold). This number consists of i) 12,809,999 Shares held by Phoenix Partners, ii) 4,000,000 Shares issuable to Phoenix Partners upon exercise of the 4,000,000 warrants presently exercisable by Phoenix Partners pursuant to the terms of the Warrant Agreement, iii) the 2,500,000 Shares issuable to Phoenix Partners pursuant to the terms of the Second Warrant Agreement, iv) 600,000 Shares issuable upon exercise of the 600,000 warrants issued to Phoenix Partners pursuant to the Second Conversion Warrants.

                   (ii) The aggregate number of Shares of which each of the Reporting Persons other than Phoenix Partners and Mr. Soros may be deemed a beneficial owner is 20,909,999 (approximately 40.65% of the total number of Shares which would be outstanding assuming the exercise or conversion by the Reporting Persons of all of the convertible securities that they hold). This number comprises all of the Shares which Phoenix Partners may be deemed to own beneficially plus 1,000,000 Shares issuable upon exercise of the 1,000,000 Four Dollar Warrants. Quantum Industrial, and each Reporting Person who may be deemed a beneficial owner of Shares held by Quantum Industrial, may be deemed the beneficial owner of all the securities held by Phoenix Partners and the 1,000,000 Shares issuable directly to Quantum Industrial upon exercise of the Four Dollar Warrants. Phoenix Holdings, and each Reporting Person who may be deemed a beneficial owner of Shares held by Phoenix Holdings, may be deemed the beneficial owner of all the securities held by Phoenix Partners and the 1,000,000 Shares issuable directly to Phoenix Holdings upon exercise of the Four Dollar Warrants. In either case, each of the Reporting Persons other than Phoenix Partners and Mr. Soros may be deemed the beneficial owner of 20,909,999 Shares.

                   (iii) Mr. Soros may be deemed the beneficial owner of an aggregate of 21,909,999 Shares by virtue of the fact that he may be deemed to own (i) the 19,909,999 Shares owned by Phoenix Partners, (ii) the 1,000,000 Shares issuable upon exercise of the 1,000,000 Four Dollar Warrants held directly by Quantum Industrial and (iii) the 1,000,000 Shares issuable upon exercise of the 1,000,000 Four Dollar Warrants held directly by Phoenix Holdings.

                   Shares issuable upon exercise of the Three Year
Warrants are not reported herein as being beneficially owned by the Reporting Persons because such warrants are not exercisable until 1997. Shares issuable upon exercise of the 140,000 Additional Warrants issued pursuant to the August Letter Agreement are also not reported herein as being beneficially owned by Phoenix Partners. The issuance of such Additional Warrants is conditioned on the occurrence (or non-occurrence) by January 15, 1996 of certain events not within the control of Phoenix Partners or the Reporting Persons.

              (iv) Mr. Peet, a non-managing member of Phoenix Holdings and a director of the Issuer, was granted options to purchase up to 108,000 Shares by virtue of his position as a director of the Issuer pursuant to the Issuer's uniform compensation plan. Three thousand (3,000) options become exercisable each month from April 1995 through March 1998. All unexercised options terminate should Mr. Peet cease to be a director of the Issuer prior to March 31, 1998. Mr. Peet expressly disclaims beneficial ownership of any securities of the Issuer not held directly by him and the Reporting Persons expressly disclaim beneficial ownership of any securities held directly by Mr. Peet.

         (b) (i) Phoenix Partners has the sole power to direct the voting and disposition of the securities of the Issuer (including the Shares) that it holds directly. Each of the other Reporting Persons may be deemed to have shared power to direct the voting and disposition of the securities of the Issuer (including the Shares) held by Phoenix Partners.

              (ii) Phoenix Holdings has the sole power to direct the voting and disposition of the securities of the Issuer that it holds directly. Each of Mr. Soros, Winston, CFM and Dr. Chatterjee may be deemed to have shared power to direct the voting and disposition of the securities of the Issuer held by Phoenix Holdings.

             (iii) Quantum Industrial has the sole power to direct the voting and disposition of the securities of the Issuer that it holds directly. Each of QIHMI, QIH Management and Mr. Soros may be deemed to have shared power to direct the voting and disposition of the securities of the Issuer held by Quantum Industrial.

              (iv) Mr. Peet has the sole power to direct the voting and disposition of any securities of the Issuer (including the Shares issuable upon exercise of the options) that he holds directly.


         (c) Except as described in Item 4 hereof, which is incorporated in this Item 5(c) by reference, there have been no transactions in the Shares effected since October 11, 1995.

         (d) (i) The partners of Phoenix Partners have the right to participate in the receipt of dividends from, or proceeds for the sale of, securities held by Phoenix Partners in accordance with their percentage interest in the partnership.

         (ii) The members of Phoenix Holdings have the right to participate in the receipt of dividends from, or proceeds for the sale of, securities held by Phoenix Holdings in accordance with their percentage interest in the Phoenix Holdings.

         (iii) The shareholders of Quantum Industrial have the right to participate in the receipt of dividends from, or proceeds for the sale of, securities held by Quantum Industrial in accordance with their percentage interest in Quantum Industrial.


         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS IN RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

         As described in Item 5, on December 9, 1994, Phoenix Holdings and Quantum Industrial entered into a Partnership Agreement for the purposes of acquiring the Shares. A copy of the Partnership Agreement is attached to the Initial Statement as Exhibit G.

         Pursuant to a Registration Rights Agreement, a copy of which is attached as Exhibit H to the Initial Statement (the "Registration Rights Agreement"), the Issuer granted certain registration rights to Phoenix Partners with respect to Shares issued pursuant to either the Note Purchase Agreement or the Warrant Agreement. The Registration Rights Agreement grants to Phoenix Partners certain demand registration rights in addition to "piggy-back" registration rights, each as set forth in the Registration Rights Agreement.

         The Issuer entered into a consulting agreement dated as of December 9, 1994 (the "Consulting Agreement"), a copy of which is attached to the Initial Statement as Exhibit I, with CMC pursuant to which CMC will provide certain consulting and advisory services to the Issuer for a monthly fee of $10,000. The Consulting Agreement will terminate on the earlier of (i) December 9, 1996 and (ii) such time as Phoenix Partners fails to purchase any Notes pursuant to the Note Purchase Agreement or Phoenix Partners makes a Demand (as defined in the Note Purchase Agreement).

         Pursuant to a Registration Rights Agreement, a copy of which is attached hereto as Exhibit Y (the "Second Registration Rights Agreement"), the Issuer granted certain registration rights to Phoenix Holdings and Quantum Industrial with respect to Shares issued pursuant to either the Three Year Warrant or the Four Dollar Warrant. The Second Registration Rights Agreement grants to Phoenix Holdings and Quantum Industrial certain demand registration rights in addition to "piggy-back" registration rights, each as set forth in the Second Registration Rights Agreement. Concurrent with the execution of the Second Registration Rights Agreement, Phoenix Partners and the Issuer executed the First Amendment to the Registration Rights Agreement dated as of December
9, 1994, (the "First Amendment"), a copy of which is attached hereto as Exhibit Z, which amends the Registration Rights Agreement dated as of December 9, 1994 to clarify certain provisions therein.

         Except as set forth above and as described in Item 4 and Item 5 hereto, the Reporting Person does not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         (a) Joint Filing Agreement, dated as of December 16, 1994 by and between S-C Phoenix Partners, S-C Phoenix Holdings, L.L.C., Quantum Industrial Partners LDC, QIH Management Investor, L.P., QIH Management, Inc., Mr. George Soros, Winston Partners, L.P., Chatterjee Fund Management, L.P. and Dr. Purnendu Chatterjee (filed as Exhibit A to the Initial Statement and incorporated herein by reference).

         (b) Power of Attorney dated December 16, 1994 granted by Quantum Industrial Partners LDC in favor of Mr. Sean Warren (filed as Exhibit B to the Initial Statement and incorporated herein by reference).

         (c) Power of Attorney dated October 27, 1994 granted by Mr. George Soros in favor of Mr. Sean Warren (filed as Exhibit C to the Initial Statement and incorporated herein by reference).

         (d) Convertible Note Purchase Agreement dated December 9, 1994, between S-C Phoenix Partners and Phoenix Information Systems Corp. (filed as Exhibit D to the Initial Statement and incorporated herein by reference).

         (e) Warrant Agreement dated December 9, 1994, between S-C Phoenix Partners and Phoenix Information Systems Corp. (filed as Exhibit E to the Initial Statement and incorporated herein by reference).

         (f) Stock Purchase Agreement dated December 9, 1994, between S-C Phoenix Partners and Robert P. Gordon (filed as Exhibit F to the Initial Statement and incorporated herein by reference).

         (g) Partnership Agreement of S-C Phoenix Partners dated as of December 9, 1994 between Quantum Industrial Partners LDC and S-C Phoenix Holdings, L.L.C. (filed as Exhibit G to the Initial Statement and incorporated herein by reference).

         (h) Registration Rights Agreement dated December 9, 1994, between S-C Phoenix Partners and Phoenix Information Systems Corp. (filed as Exhibit H to the Initial Statement and incorporated herein by reference).

         (i) Consulting Agreement dated as of December 9, 1994 between Chatterjee Management Company and Phoenix Information Systems Corp. (filed as
Exhibit I to the Initial Statement and incorporated herein by reference).

         (j) Power of Attorney dated November 18, 1994 granted by Winston Partners, L.P. in favor of Mr. Peter A. Hurwitz (filed as Exhibit J to Amendment No. 1 to the Initial Statement and incorporated herein by reference).

         (k) Power of Attorney dated November 18, 1994 granted by Chatterjee Fund Management, L.P. in favor of Mr. Peter A. Hurwitz (filed as Exhibit K to Amendment No. 1 to the Initial Statement and incorporated herein by reference).

         (l) Power of Attorney dated November 18, 1994 granted by Dr. Purnendu Chatterjee in favor of Mr. Peter A. Hurwitz (filed as Exhibit L to Amendment No. 1 to the Initial Statement and incorporated herein by reference).

         (m) Letter Agreement dated as of March 15, 1995 between Phoenix Information Systems Corp. and S-C Phoenix Partners (filed as Exhibit M to Amendment No. 2 to the Initial Statement and incorporated herein by reference).

         (n) Warrant Agreement dated as of March 15, 1995 between Phoenix Information Systems Corp. and S-C Phoenix Partners (filed as Exhibit N to Amendment No. 2 to the Initial Statement and incorporated herein by reference).

         (o) Letter Agreement dated August 3, 1995 between S-C Phoenix Partners and Phoenix Information Systems Corp. (filed as Exhibit O to Amendment No. 3 to the Initial Statement and incorporated herein by reference).

         (p) $200,000 Tranche C Convertible Note dated August 3, 1995 executed by Phoenix Information Systems Corp. in favor of S-C Phoenix Partners (filed as Exhibit P to Amendment No. 3 to the Initial Statement and incorporated herein by reference).

         (q) $150,000 Tranche D Convertible Note dated August 3, 1995 executed by Phoenix Information Systems Corp. in favor of S-C Phoenix Partners (filed as Exhibit Q to Amendment No. 3 to the Initial Statement and incorporated herein by reference).

         (r) Power of Attorney dated January 3, 1989 granted by George Soros in favor of Gary S. Gladstein. (filed as Exhibit R to Amendment No. 3 to the Initial Statement and incorporated herein by reference).

         (s) Letter Agreement dated September 15, 1995 between S-C Phoenix Partners and Phoenix Information Systems Corp. (filed as Exhibit S to Amendment No. 4 to the Initial Statement and incorporated herein by reference).

         (t) $1,200,000 Tranche D Convertible Note dated September 15, 1995 executed by Phoenix Information Systems Corp. in favor of S-C Phoenix Partners (filed as Exhibit T to Amendment No. 4 to the Initial Statement and incorporated herein by reference).

         (u) Warrant Agreement dated September 15, 1995 between S-C Phoenix Partners and Phoenix Information Systems Corp. (filed as Exhibit U to Amendment No. 4 to the Initial Statement and incorporated herein by reference).

         (v) Options Agreement dated December 7, 1995 between S-C Phoenix Holdings, L.L.C., Quantum Industrial Partners LDC and Phoenix Information Systems Corp.

         (w) Warrant Agreement dated December 7, 1995 between S-C Phoenix Holdings, L.L.C., Quantum Industrial Partners LDC and Phoenix Information Systems Corp.

         (x) Warrant Agreement dated December 7, 1995 between S-C Phoenix Holdings, L.L.C., Quantum Industrial Partners LDC and Phoenix Information Systems Corp.

         (y) Registration Rights Agreement dated December 7, 1995 between S-C Phoenix Holdings, L.L.C., Quantum Industrial Partners LDC and Phoenix Information Systems Corp.

         (z) First Amendment to the Registration Rights Agreement dated December 7, 1995 between S-C Phoenix Partners and Phoenix Information Systems Corp.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  December 12, 1995          S-C PHOENIX PARTNERS

                                  By:      S-C Phoenix Holdings, L.L.C.

                                           By:   /s/  Sean C. Warren
                                              -----------------------------
                                                      Sean C. Warren
                                                      Manager

Date:  December 12, 1995          QUANTUM INDUSTRIAL PARTNERS LDC

                                  By:  /s/ Sean C. Warren
                                     --------------------------------------
                                           Sean C. Warren
                                           Attorney-in-Fact

Date:  December 12, 1995          QIH MANAGEMENT INVESTOR, L.P.

                                  By:      QIH MANAGEMENT, INC., general partner

                                           By:  /s/  Sean C. Warren
                                              -----------------------------
                                                      Sean C. Warren
                                                      Vice President

Date:  December 12, 1995          QIH MANAGEMENT, INC.

                                  By: /s/ Sean C. Warren
                                     --------------------------------------
                                          Sean C. Warren
                                          Vice President

Date:  December 12, 1995          S-C PHOENIX HOLDINGS, L.L.C.

                                  By: /s/ Sean C. Warren
                                     --------------------------------------
                                          Sean C. Warren
                                          Manager

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  December 12, 1995          GEORGE SOROS

                                  By: /s/ Sean C. Warren
                                     --------------------------------------
                                          Sean C. Warren
                                          Attorney-in-Fact

Date:  December 12, 1995          WINSTON PARTNERS, L.P.

                                  By: /s/ Peter A. Hurwitz
                                     --------------------------------------
                                          Peter A. Hurwitz
                                          Attorney-in-Fact

Date:  December 12, 1995          CHATTERJEE FUND MANAGEMENT, L.P.

                                  By: /s/ Peter A. Hurwitz
                                     --------------------------------------
                                          Peter A. Hurwitz
                                          Attorney-in-Fact

Date:  December 12, 1995          PURNENDU CHATTERJEE

                                  By: /s/ Peter A. Hurwitz
                                     --------------------------------------
                                          Peter A. Hurwitz
                                          Attorney-in-Fact

                                     ANNEX A

                 The following is a list of all of the persons who serve as Managing Directors of Soros Fund Management ("SFM"):

                                 Scott K. H. Bessent
                                 Walter Burlock
                                 Stanley Druckenmiller
                                 Arminio Fraga
                                 Gary Gladstein
                                 Robert K. Jermain
                                 David N. Kowitz
                                 Donald H. Krueger
                                 Elizabeth Larson
                                 Jay Misra
                                 Gabriel S. Nechamkin
                                 Steven Okin
                                 Dale Precoda
                                 Lief D. Rosenblatt
                                 Mark D. Sonnino
                                 Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM, and each has a business address c/o Soros Fund Management, 888 Seventh Avenue, New York, New York 10106. During the past five years, none of the above-listed persons has been (i) convicted in a criminal proceeding, or (ii) a party to any civil proceeding as a result of which any such persons has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

                                     ANNEX B

            DIRECTORS AND OFFICERS OF QUANTUM INDUSTRIAL PARTNERS LDC


     Name/Title/Citizenship                          Principal Occupation                         Business Address
     ----------------------                          --------------------                         ----------------
     Curacao Corporation                          Managing Director of                        Kaya Flamboyan 9
     Company N.V.                                 Netherlands Antilles                        Curacao,
       Managing Director                          corporations                                Netherlands Antilles
       (Netherlands Antilles)

     Inter Caribbean Services Limited             Administrative services                     Citco Building
       Secretary                                                                              Wickhams Cay
       (British Virgin Islands)                                                               Road Town
                                                                                              Tortola
                                                                                              British Virgin Islands

                                INDEX OF EXHIBITS

EXHIBIT                                                                                                   PAGE
-------                                                                                                   ----
    V              Options Agreement dated December 7, 1995 between S-C Phoenix
                   Partners, Quantum Industrial Partners LDC and Phoenix
                   Information Systems Corp.

    W              Warrant Agreement dated December 7, 1995 between S-C Phoenix
                   Partners, Quantum Industrial Partners LDC and Phoenix
                   Information Systems Corp.

    X              Warrant Agreement dated December 7, 1995 between S-C Phoenix
                   Partners, Quantum Industrial Partners LDC and Phoenix
                   Information Systems Corp.

    Y              Registration Rights Agreement dated December 7, 1995 between
                   S-C Phoenix Partners, Quantum Industrial Partners LDC and
                   Phoenix Information Systems Corp.

    Z              Amendment No. 1 to Registration Rights Agreement dated
                   December 7, 1995 between S-C Phoenix Partners, Quantum
                   Industrial Partners LDC and Phoenix Information Systems Corp.
